[Graphic omitted] Ahold
                                                        Press Release


                                                        Royal Ahold
                                                        Corporate Communications


                                                 Date:  September 30, 2004
                                  For more information: +31 75 659 57 20




Ahold settles with Dutch Public Prosecutor


Zaandam, The Netherlands, September 30, 2004 - Ahold today announced that it has reached a settlement with the Dutch Public Prosecutor with regard to the investigation into side letters. Ahold will pay an amount of EUR 8 million. In turn, the Dutch Public Prosecutor will not institute proceedings against the company.

Peter Wakkie, member of the Ahold Executive Board and Chief Corporate Governance
Counsel: "We firmly believe that this settlement is the best solution for all our stakeholders. This will prevent a lengthy, costly and time-consuming legal procedure and another investigation into the past can be concluded."


Ahold Corporate Communications: +31.75.659.57.20















                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302
http://www.ahold.com